RICHEMONT

03032094

SEC MAIL PROCESSING RECEIVED SEP 17 2003 WASH. D.C. 187

SUPPL

PROCESSED SEP 26 2003 THOMSON FINANCIAL

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

10 September 2003

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the trading statement for the five months ended 31 August 2003 in English. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 41 710 33 22 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Stifel

Alan Grieve

Enclosures

cc: Mr Richard L Muglia

dlw 9/22

COMPAGNIE FINANCIÈRE RICHEMONT SA
8 BOULEVARD JAMES-FAZY CH-1201 GENEVA SWITZERLAND
TELEPHONE +41 (0)22 715 35 00 TELEFAX +41 (0)22 715 3550 www.richemont.com

RICHEMONT

PRESS RELEASE FOR IMMEDIATE RELEASE
9 SEPTEMBER 2003

TRADING STATEMENT FOR THE FIVE MONTHS ENDED 31 AUGUST 2003

In anticipation of the forthcoming annual meeting of shareholders to be held on Wednesday, 17 September, Richemont, the Swiss luxury goods group, announces its sales for the first five months of its current financial year.

Sales in the three-month period June, July and August 2003 grew by 1 per cent at constant exchange rates. This modest growth is in marked contrast to the severe downturn of 19 per cent seen during April and May, when the SARS crisis and the war in Iraq had a major impact on consumer spending and resulted in a significant downturn in international travel. There has been an improving trend in sales in many markets in recent months.

The percentage change in Group sales for the five-month period may be summarised as follows:

	At constant exchange rates	At actual exchange rates
April & May 2003	- 19 %	- 27 %
June, July & August 2003	+ 1 %	- 7 %
5-month period to August 2003	- 7 %	- 16 %

Sales in the Asia-Pacific region, which had been hardest hit by the SARS crisis, showing a decline of 29 per cent at constant rates in April and May, grew by 6 per cent in the June to August period. Overall for the five-month period, sales in this region were some 8 per cent below the level seen in the comparative period of the prior year. The Americas region continued to perform strongly, growing by 4 per cent at constant rates over the five-month period. Sales in Europe declined by 13 per cent over the five months, reflecting both the depressed economic situation generally and the decline in overseas tourist numbers, in particular. Japan has proved to be resilient to some degree to the problems seen elsewhere, with sales for the five-month period only 1 per cent below the comparative period at constant rates. Sales in July and August have benefited from the opening of Cartier's new 800 square metre boutique in the Ginza district of Tokyo in mid-July. The new store is performing well and exceeding expectations.

During the five-month period, retail sales at constant rates were some 5 per cent below the prior year's levels, whilst wholesale sales declined by some 8 per cent.

The percentage change in Group sales by business area for the five-month period is summarised below:

	At constant exchange rates	At actual exchange rates
Jewellery maisons	- 8 %	- 18 %
Specialist watchmakers	- 3 %	- 11 %
Writing instrument manufacturers	- 2 %	- 11 %
Textile, leather and other businesses	- 12 %	- 20 %
Total sales	- 7 %	- 16 %

In the analysis above, those businesses which have a heritage as producers of high jewellery and jewellery watches – Cartier and Van Cleef & Arpels – are grouped together as jewellery maisons and all of their product ranges, including watches and writing instruments, have been reflected in the sales figures for that segment. The Group's specialist watchmakers, Jaeger LeCoultre, Piaget, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne and Officine Panerai, are also grouped together for the purposes of this analysis. Montblanc and Montegrappa are the Group's two writing instrument manufacturers, whilst the heading 'textile, leather and other businesses' includes Alfred Dunhill, Lancel, Chloé and Hackett.

In addition to its luxury goods business, Richemont holds a 19.0 per cent interest in the ordinary share capital of British American Tobacco, the world's second largest tobacco company. This percentage has increased marginally as a consequence of the buy-back of its own shares by British American Tobacco and the consequent reduction in the number of ordinary shares in issue.

Analysts' inquiries: Ms Sophie Cagnard-Fabrici, Head of Investor Relations
Tel: + 44 20 7838 8581
Fax: + 44 20 7838 8361